UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: October 1, 1998 to December 31, 1998



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period October 1, 1998 through December 31, 1998.

The requested information for the reporting period October 1, 1998 through December 31, 1998, is as follows:


--------------------------------------------------------------------------------
                         CPL         PSO        SWEPCO      WTU        TOTAL

--------------------------------------------------------------------------------
PERIOD OF
TIME                    None        None         None       None
RAILCARS               during      during       during     during
ARE LEASED             quarter     quarter      quarter    quarter
TO
NON-AFFILIATES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NUMBER OF
RAILCARS
LEASED TO
NON-AFFILIATES            0           0           0          0           0

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
REVENUE                  $0          $0          $0         $0          $0

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
VARIABLE
COST                     $0          $0          $0         $0          $0

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CONTRIBUTION
TO FIXED                 $0          $0          $0         $0          $0

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
AVERAGE
NUMBER OF                485         754         1,246       0          2,485
RAILCARS
OWNED
--------------------------------------------------------------------------------



                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 19th day of January, 1999.


                                        Central Power and Light Company

                                        /s/ R. Russell Davis
                                        R. Russell Davis

                                        Controller and Chief
                                        Accounting Officer